FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results January-March 2006	25

Para más información / For further information
Dirección de Comunicación Corporativa	Tel: +34 91 584 09 20
Press Office	Fax: +34 91 532 71 18
Gran Vía, 28 - 3ª Planta	e-mail: prensa@telefonica.es
28013 - MADRID	http://www.telefonica.es/saladeprensa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 12th, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Quarterly Results
January – March 2006



Telefónica

May 12th, 2006

This presentation is being broadcast live on the Internet

Quarterly Results
January – March 2006

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.



Quarterly Results
January – March 2006

1Q06 financial highlights: an attractive growth profile...

€ in Millions
(% change y-o-y)

	Jan-March 2006	Jan-March 2005	% Change 1Q06/1Q05	% Change 1Q06/1Q05 ex-forex [1]	% Change 1Q06/1Q05 Organic [2]
Revenues	12,036.4	8,278.8	+45.4%	+36.4%	+8.9%
Operating Income before D&A (OIBDA)	4,686.7	3,414.7	+37.3%	+29.1%	+6.2%
Operating Income (OI)	2,534.1	1,888.3	+34.2%	+28.0%	+13.8%
Net Income	1,273.5	912.2	+39.6%		
OpCF (OIBDA-CapEx)	3,379.5	2,673.6	+26.4%	+18.3%	+7.9%

(1) Assuming constant exchange rates as of 1Q05.
(2) Assuming constant exchange rates as of 1Q05. Incorporating Český Telecom and O2 from January and February 1st 2005, respectively.



...from top to bottom

€ in Millions
(% change y-o-y)


+2.3 p.p.
+37.3%
+34.2%
+39.6%
4,686.7
-2,152.7
(+41.0%)
2,534.1
21.8
(c.s.)
-523.7
(+64.8%)
-666.2
(+14.9%)
-92.4
(+33.0%)
1,273.5
1Q06 OIBDA
D&A
1Q06 Operating Income
Associates
Financial results
Taxes
Minorities
1Q06 Net Income

1Q06 EPS REACHED 0.27 €, EQUIVALENT TO A 43.8% ANNUAL GROWTH



Quarterly Results
January – March 2006

The new dimension of Telefónica gives birth to a much more diversified group...

Business Diversification

OIBDA 1Q05



Others
1%
Mobile
39%
Fixed
60%

OIBDA 1Q06



Others
5%
Convergent
5%
Fixed
48%
Mobile
42%

Geographic Diversification

OIBDA 1Q05



Europe
3%
ROW
1%
LatAm
33%
Spain
63%

OIBDA 1Q06



ROW
3%
Europe
17%
Spain
47%
LatAm
33%

Notes:
In 1Q06 Fixed includes TdE, T. LatAm and T. Deutschland; Mobile includes O2 mobile only businesses; and convergent is Cesky Telecom.



Quarterly Results
January – March 2006

...to consistently deliver sound organic revenue and OIBDA growth


Contribution to organic revenue growth
+0.8 p.p.
+1.0 p.p.
+3.8 p.p.
+2.1 p.p.
+1.2 p.p.
+8.9%
TdE Group
T. Latam Group
TEM Group
T.O2 Europe
Others & Eliminations
Total


Contribution to organic OIBDA growth
+1.5 p.p.
-1.2 p.p.
+0.7 p.p. ex-Infonet sale ¹
+2.0 p.p.
+0.1 p.p.
+3.8 p.p.
+6.2%
TdE Group
T. Latam Group
TEM Group
T.O2 Europe
Others & Eliminations
Total

The value of being diversified

(1) T- Latam contribution excluding capital gains from the sale of Infonet registered in 2005 (80 M€) reached 0.7 p.p. out of a group organic growth of 8.3 p.p.



Quarterly Results
January – March 2006

A continuous effort on cost contention

OpEx[1] Organic Growth


+52.0% nominal
+15.5%
+14.0%
+12.2%
+11.9%
1H05
9M05
FY05
1Q06

1Q06 Organic OpEx breakdown


2/3 of Opex Growth
+0.5 p.p.
+1.0 p.p.
+4.5 p.p.
+3.7 p.p.
+2.2 p.p.
+11.9%
TdE Group
T. Latam Group
TEM Group
T.O2 Europe
Others & Eliminations
Total

1Q06 OIBDA Margin


42.9%
32.2%
38.9%
Fixed [2]
Mobile business [3]
Group

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services, Bad Debt Expenses and Taxes
(2) Aggregate of TdE and T. Latam
(3) Aggregate of TEM and O2 Group (Cesky Telecom and T. Deutschland are not included)



Quarterly Results
January – March 2006

Solid cash flow generation across all businesses

1Q06 CapEx Evolution
(€ in Million)



+76.4%
+2.1%
741.1
1,222.0
1,307.2
1,247.5
1Q05 reported
1Q05 organic ¹
1Q06 reported
1Q06 organic ¹

1Q06 CapEx breakdown
(€ in Million)



+25.5%
314.6
+36.5%
173.9
-5.4%
293.2
-16.0% (2)
405.6
+76.4%
1,307.2
TdE Group
T. Latam Group
TEM Group
T. O2 Europe
Total

1Q06 OpCF (OIBDA-CapEx) growth
(€ in Million)



+0.0%
948.0
+11.9%
820.3
+16.9%
1,178.7
+37.4% (2)
350.4
82.1
+26.4%
3,379.5
TdE Group
T. Latam Group
TEM Group
T. O2 Europe
Others & Eliminations
Total

Telefónica

Telefónica, S.A.
Investor Relations

(1) 1Q06 organic assumes foreign exchange rates as of 1Q05. 1Q05 organic includes O2 (Feb-Mar) and Cesky Telecom (Jan-Mar)
(2) Pro-forma



1Q06 performance is in-line with year-end targets


Group Revenues
(€ in Millions)
2006 target
+34%/+37%
+36.4%
8,278.8
-64.8
8,214.0
12,036.4
-835.0
11,201.4
1Q05 reported
Adjustments for guidance
1Q05 adjusted for guidance
1Q06 reported
Adjustments for guidance
1Q06 adjusted for guidance


Group OIBDA
(€ in Millions)
2006 target
+26%/+29%
+28.5%
3,414.7
-121.8
3,292.9
4,686.7
-455.6
4,231.1
1Q05 reported
Adjustments for guidance
1Q05 adjusted for guidance
1Q06 reported
Adjustments for guidance
1Q06 adjusted for guidance


Group OI
(€ in Millions)
2006 target
+26%/+30%
+26.6%
1,888.3
-116.0
1,772.3
2,534.1
-289.6
2,244.5
1Q05 reported
Adjustments for guidance
1Q05 adjusted for guidance
1Q06 reported
Adjustments for guidance
1Q06 adjusted for guidance

Notes
1Q06 adjusted for guidance assumes constant exchange rates as of 1Q05 and excludes TPI results. In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For homogeneous comparison TPI is also excluded from 1Q05 numbers, and the equivalent other exceptional revenues/expenses registered in 1Q05 are also deducted from reported figures in terms of guidance calculation.



Quarterly Results
January – March 2006

Telefónica de España Group: sound revenues and OIBDA growth...

Contribution to Telefónica de España Group Revenue Growth



y-o-y growth
+3.6%
2006 target
+0.5%/+2%
-0.4p.p.
-1.2p.p.
+4.2p.p.
+0.2p.p.
+0.7p.p.
+3.4p.p.
-0.1p.p
+3.3%
Traditional Access
Traditional Voice Services
Internet and Broadband Services
Data Services
IT Services
Parent Company
Affiliates ¹
TdE Group

TdE Group OpEx Breakdown
(€ in Millions)



Annual growth rate
+1.5%
Remaining Personnel Costs
-22.0%
Redundancy Provisions + Actuarial revision
-2.9%
634.3
+1.4%
707.8
-0.2%
311.7
+5.9%
50.1
-0.4%
1,703.8
Personnel
Supplies
External Services
Taxes
Operating Expenses

TdE Group Adjusted OIBDA²
(€ in Millions)



+7.2%
2006 target
+1%/+3%
1,175.0
1,259.6
1Q05
1Q06

- Lower Redundancy provision in 1Q06 adds 2.3p.p. to growth
- Easter effect adds 1.1p.p. to growth
- Ex-Redundancy margin stable at 46%

Telefónica, S.A.
Investor Relations

(1) Telyco, TTP, T. Cable, Terra España
(2) Exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses



Quarterly Results
January – March 2006

...in a scenario where the pressure on the traditional business...

Accesses Evolution
(in thousands)

	1Q06
Fixed Telephony Access net losses	27.1
Full ULL net adds	70.6
Shared ULL net adds	41.3
Fixed Telephony Access (1Q06)	16,108.5

Pre-selected Lines Net Adds
(in thousands)



23.9
1Q05
2Q05
-44.4
3.8
3Q05
4Q05
-78.1
1Q06
-87.4

Estimated Traffic (Million minutes)	**1Q06**	**1Q05**	**% Change 1Q06/1Q05**
OUTGOING	14,425	15,965	-9.6%
Voice [1]	11,275	11,366	-0.8%
National	8,747	8,822	-0.9%
International	492	462	+6.5%
F2M	1,339	1,386	-3.3%
IN [2] & Others	697	697	+0.1%
Internet	3,150	4,599	-31.5%
INCOMING	11,907	13,284	-10.4%
TOTAL	**26,333**	**29,249**	**-10.0%**

(1) Outgoing - Internet
(2) Intelligent Network



Quarterly Results
January – March 2006

...is being offset by the drive to develop broadband penetration

- Spanish market reaches 5.5 Million Internet BB accesses
- **+1.0 Mill.** IBB accesses during **last 6 months**: one of **HIGHEST GROWTH RATES IN EUROPE**
- Effort by Telefónica de España is driving BB penetration in Spain
- Internet Broadband **estimated market share slightly over 55%** end of 1Q06

Telefónica push on 2P & 3P resulting in highest growth rates:
54% OF RETAIL IBB ACCESSES HAVE CONTRACTED DUO OR TRIO OFFERS

2P & 3P Bundles
(thousands; end of period)


+58.2%
1,063.4
1,682.1
4Q05
1Q06

- **250,284 Pay TV clients** by 1Q06 end
- Estimated **7% share of Spanish Pay TV** market



Quarterly Results
January – March 2006

Telefónica Latinoamérica: combining a positive top-line performance in all countries...

1Q06 Revenues
(€ in Millions)



+6.1%
2006 target(*)
+4%/+6%
+30.6%
2,318.1
1,883.2
1,775.1
1Q05
1Q06
1Q06
(constant terms ¹)

1Q06 contribution to revenue growth by company
(in €, constant currency)



+4.0 p.p.
+0.9 p.p.
+0.4 p.p.
+0.4 p.p.
+0.3 p.p.
+6.1%
Telesp
TASA
T.Chile
TdP
Others ²
T. Latam

1Q06 Revenue growth by company



+42.0%
+7.1%
+12.5%
+8.0%
+23.5%
+3.2%
+9.3%
+2.7%
In €
Local currency
Telesp
TASA
T.Chile
TdP

Local operators' revenues include data & IT revenues (formerly grouped under T. Empresas América) in 2005 and 2006. T. Latam includes Terra Latam units since January 2005
(1) Assuming constant exchange rates as of 1Q05 (as of 2005 for year-end target).
(2) T. Empresas USA & Colombia, TIWS, Terra Latam, and Others & Eliminations



Quarterly Results
January – March 2006

...with broadband becoming a distinctive catalyst for growth...

Retail Internet BB Connections
(Thousands)



1Q05
1Q06
+47.5%
886
1,307
+64.1%
211
346.5
+68.4%
205
345
+53.0%
235
360
+53.4%
1,537.5
2,359
Telesp
TASA
T.Chile
TdP ¹
T.Latam ²

Broadband revenue growth
(1Q06/1Q05, local currency)



39.9%
49.5%
44.7%
37.0%
40.5%
Telesp
TASA
T.Chile
TdP
T.Latam

Revenue growth contribution: Internet & BB vs traditional
(1Q06/1Q05, in percentage points)



Traditional Services
Internet &BB³
Data & IT
+4.5 p.p.
+2.2 p.p.
+0.4 p.p.
+4.0 p.p.
+2.8 p.p.
+1.2 p.p.
0.3 p.p.
+2.6 p.p.
+0.3 p.p.
-1.6 p.p.
+3.8 p.p.
+0.4 p.p.
Telesp
TASA
T.Chile
TdP

(1) Including cable modem
(2) Excluding Terra Latam
(3) TdP includes revenues from Cablemágico



Quarterly Results
January – March 2006

...with a focus on efficiency through local and regional management

Evolution of revenues & costs [1]

(Local currency, 1Q06/1Q05)



+6.1%
+6.0%
Revenues
Operating Expenses

Adjusted OIBDA [2]

(€ in Millions)



2006 target[2]
+3%/+5%
+3.9%
+27.4%
y-o-y growth rate
810.7
+183.5
994.2
1Q06 (constant terms [2])
Forex impact
1Q06 (current terms)

Group OIBDA margin



-5.6 p.p.
-1.0 p.p.
48.5%
-446 b.p.
44.0%
42.9%
+9 b.p.
43.0%
1Q05
1Q05 capital gains
1Q05 ex-capital gains
1Q06
1Q06 capital gains
1Q06 ex-capital gains

Local operators' OIBDA include data & IT revenues (formerly grouped under T. Empresas América). T. Latam includes Terra Latam unit since January 2005.

(1) Personnel (ex-restructuring costs), External Services, Supplies, Bad debt expenses and Other operating expenses

(2) Adjusted for exceptional revenues & expenses not foreseeable in 2006. 1Q06 and target refer to local currency (constant exchange rates)



Quarterly Results
January – March 2006

O2 UK: revenue growth underpinned by solid operating metrics

Service Revenues
(£ in Millions)



855
997
+16.6%
1Q05
1Q06

Stable SAC for both pre-pay and contract.

Evolution of client base
(in thousands)



14,384
16,340
+13.6%
9.472
10.654
+12.5%
4.912
5.686
+15.8%
1Q05
1Q06
Pre-pay
Contract

- 359,000 net new customers in 1Q06, 51% on contract
- +29% in total gross adds y-o-y
- 6% cut in 12M blended rolling churn to 28%

Monthly ARPU
(£)



21
22
+4.8%
1Q05
1Q06

- Increasing weight of contract to close to 35% of client base
- +14% in MOU to 162 minutes per month
- Non-SMS data users grew 50% y-o-y



Quarterly Results
January – March 2006

O2 Germany: top quality client growth in an increasingly competitive environment

Service Revenues
(€ in Millions)



730
+12.5%
649
1Q05
1Q06

Stable SAC for both pre-pay and contract.

Evolution of client base
(in thousands)



7,976
+26.6%
10,099
3,620
+37.8%
4,987
4,356
+17.4%
5,112
1Q05
1Q06
Pre-pay
Contract

- 330,000 net new customers in 1Q06
- 51% of total base on contract at the end of the quarter

Monthly ARPU
(€)



28
-14.3%
24
1Q05
1Q06

- +5% in MOU driven by new value propositions.
- Pressure by competition, change in mix and termination rate cuts

Cesky Telecom: a focus on broadband and mobile to grow top-line

€ in Millions (% change y-o-y)	Jan-March 2005	Jan-March 2006	% Change 1Q06/1Q05	% Change 1Q06/1Q05 Organic [1]
Revenues	490	515	+5.0%	+0.1%
OIBDA	237	252	+5.9%	+0.9%
OIBDA Margin	48.5%	48.9%	+0.4 p.p.	
Operating Income (OI)	81	106	+31.0%	+24.8%

Quarterly average BB net adds [2]


2.1x
338,000
Total connections
163,000
64,000
55,000
32,000
1H05
2H05
1Q06

BB revenue growth of 47.7%

Evolution of mobile client base
(in thousands)


Pre-pay
Contract
4,326
+8.5%
4,695
1,643
1,145
+43.5%
-4.1%
1Q05
1Q06

Mobile revenue growth of 6.5%

(1) Assuming constant exchange rates as of 1Q06.
(2) Retail and wholesale ADSL connections



Quarterly Results
January – March 2006

Progressing with O2 integration as planned, with key business initiatives already in execution mode

Functional Initiatives

Alignment of processes & systems

- Centralization of cash pooling
- Single Brussels Office
- Full agreement on brands for O2's markets

Business Initiatives

Mobile

Devices

- Joint O2-TEF meetings with major suppliers at the CEO level
- Harmonization of handset prices & gradual portfolio alignment
- Alignment of hero devices program

Roaming Wholesale

- Joint negotiation with third parties
- Effective management of intra-Group roaming traffic

Roaming Retail

- Targeted promotions (summer campaign)
- Segmented value propositions (Business, Foreign residents)

Technology

- Joint negotiation of 2G & 3G network elements

Germany

- Telefónica Deutschland already managed by O2 Germany
- TdE is supporting O2's convergent ADSL-Mobile forthcoming offers
- Profit from the "Genion experience" as an alternative to fixed in other countries

International Traffic

- O2 to route international traffic via TIWS

Cesky Telecom

- Full control taken by O2: Peter Erskine (Executive Chairman, O2) has been appointed as Chairman of Cesky Telecom Supervisory Board and Jaime Smith (Executive Chairman, Cesky Telecom) has been appointed as member of O2's Executive Committee



Quarterly Results
January – March 2006

Actively managing liabilities to limit the impact of higher gearing

	1Q06	1Q05	
Net Interest Expenses	(519.0)	(380.5)	+36.4%
FX Results	(4.7)	62.8	
Reported Financial Expenses	(523.7)	(317.7)	+64.8%

Average Total Net Debt
(€ in Millions)



27,856.2
+67.8%
46,728.9
1Q05
1Q06

Evolution of Average Effective Debt Service Rate [1]



5.5%
-1 p.p.
4.5%
1Q05
1Q06

(1) Reported Net financial expenses excluding fx results / Average total net debt



Quarterly Results
January – March 2006

Cash Flow & Debt Reconciliation

Net Financial Debt Evolution in 1Q06

(€ in Millions)



1.9x OIBDA ¹
2.8x OIBDA ²
30,067.0
1,814.1
211.1
1,126.3
22,855.7
1,063.8
53,509.9
Net Fin. Debt Dec. 05
FCF Post Minority
Commitments Cancellations
TSA Dividends & Share Buyback
Net Financial Investments
Changes in Consolidation & Forex
Net Fin. Debt Mar. 06

62% of FCF post minorities devoted to dividends and share buyback

Adjusted FCF

(€ in Millions)



1,607.6
211.1
4.6
1,814.1
Net FCF after CapEx
Commitments Amortization
Dividends to Minorities
FCF post Minorities

Debt and Commitments Breakdown

(€ in Millions)



53,509.9
448.9
2,821.7
56,780.5
Net Financial Debt Mar 2006
Guarantees
Net commitments related to workforce reduction
Debt & Commitments Mar 2006

(1) OIBDA pro-forma including 12 months of Cesky Telecom
(2) 12 months rolling OIBDA including Cesky Telecom and O2



Conclusions

- We are posting a solid financial performance across the P&L, with organic top-line growth remaining robust in the high single digit range
- Our 1Q06 key financial metrics fall comfortably within year-end guidance for all our businesses
- We have become a much more diversified group after the incorporation of O2, enhancing the stability of our growth profile, which remains a reference in the sector
- O2 retains its strong momentum within Telefónica, growing service revenues at double digit rates in the UK and Germany
- Our wireline operations continue to rank as industry benchmarks in terms of growth and profitability, with a clear leadership in broadband
- We continue to focus on local and regional management to derive further efficiencies and sustain margins

Telefonica